October 30, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Barbara C. Jacobs Assistant Director Mail Stop 4561

Re:	Registration Statement on Form F-3 Filed September 7, 2006 File No. 333-137153 Form 20-F for the period ended December 31, 2005

Ladies and Gentlemen:

On behalf of B.O.S. Better Online Solutions, Ltd., an Israel corporation (“BOS” or the “Company”), we are filing herewith Amendment No.1 to the Company’s Registration Statement on Form F-3. We have set forth below the Company’s response to the Staff’s comment letter dated October 5, 2006 with respect to the Registration Statement on Form F-3. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

Form F-3

Selling Shareholder, page 16

1.	You disclose on page 16 that “[t]he note is secured by a first priority floating charge on all of [y]our company’s assets and by a first priority fixed charge on all of [y]our company’s right, title and interest in [y]our wholly-owned subsidiaries ...”. Please expand your disclosure to further explain this security interest. In this regard, explain what it means to be secured by a first priority “floating charge” and “fixed charge.” Also, provide additional disclosure in your “Prospectus Summary” and “Risk Factors” section to address the secured nature of this note.

The Company has complied with the Staff’s comment.

2.	Please see the immediately preceding comment. We note that your “Secured Convertible Term Note” filed as Exhibit 4.1 refers to a “Master Security Agreement” for a more complete description of the security interest and guarantee of the note. However, we are unable to locate the “Master Security Agreement.” Please advise us of the location of this document or file this agreement as an exhibit to your amended Form F-3, upon re-filing.

The Company’s amended Form F-3 filed herewith, includes the Master Security Agreement as Exhibit 4.5.

Part II. Item to. Undertakings. page.11

3.	We note your inclusion of the undertakings associated with the primary offering of securities on page 20 of your registration statement. In light of the fact that it appears that B.O.S is registering shares to be resold by selling security holders, it does not appear that an undertaking contemplating a primary offering is appropriate. Please revise your registration statement or otherwise advise.

The Company has revised the registration statement in accordance with the Staff’s comment.

Form 20-F for the year ended December 31, 2005

Item 4: Information on the Company. page 16

4.	We note the risk factor on page 5 of your Form F-3 regarding the significance of a customer accounting for 14% of your revenues in year 2005 and 20% of your revenues in the first six months of 2006. Please tell us what consideration was given to disclosing summary information regarding the extent to which you are dependent on this customer in your Form 20-F. See Item 4(B)(6) to Form 20-F. Also, tell us whether you considered the need to file the long term sales agreement with the above referenced customer pursuant to subsection 4(b) to the “Instructions As To Exhibits” in Form 20-F. In this regard, Form 20-F requires that “[a]ny contract upon which [B.O.S] is substantially dependent” should be filed.

The Company has filed the long terms sales agreement as an exhibit to its amended annual report on Form 20-F filed with the Securities and Exchange Commission on October 30, 2006, and included in such report a disclosure of the extent to which it is dependent on the applicable customer.

Item 15: Controls and Procedures, page 79

5.	We note that B.O.S represented to the Staff in its letter of January 12, 2006 that it will take the staff’s comment regarding the definition of disclosure controls and procedures into consideration in preparing its future Item 15(a) disclosure. However, you disclose in your Form 20-F that “disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the appropriate management, including the principal executive officer and financial officer, on the basis that permits timely decisions regarding timely disclosure.” Also, you disclose that your principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective “to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Item 14(a) requires that your principal executive officer and principal financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of 13a-15 and 15d-15. Accordingly, tell us whether B.O.S’s disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 as of the period ended December 31, 2005 and confirm that B.O.S will evaluate its disclosure controls and procedures required by the definition set forth by the rules in all future reports.

The Company has revised its disclosure in Item 15(a) in accordance with the Staff’s comments. The revised disclosure appears in the Company’s amended annual report on Form 20-F filed with the Securities and Exchange Commission on October 30, 2006.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially, Brian Brodrick